UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZOGENIX, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98978L105

(CUSIP Number)

November 29, 2010

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978L105	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas, McNerney & Partners, LLC 94-3393928
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,669,490
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,669,490
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,490
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 98978L105	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Thomas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,152,880
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,152,880
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,880
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 98978L105	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pete McNerney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,152,880
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,152,880
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,880
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 98978L105	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

Zogenix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

12671 High Bluff Drive, Suite 200, San Diego, CA 92130

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Thomas McNerney & Partners, LLC, James Thomas and Pete McNerney with respect to shares of Common Stock of the above-named issuer (and/or options to purchase such shares).

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons is 60 South Sixth Street, Suite 3260, Minneapolis, MN 55402.

Item 2(c)	Citizenship

Thomas, McNerney & Partners, LLC is organized as a limited liability company under the laws of the State of Delaware. Each of James Thomas and Pete McNerney is a United States Citizen.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

The CUSIP number of the Common Stock is 98978L105.

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NO. 98978L105	13G	Page 6 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4	Ownership

	(a)	Thomas, McNerney & Partners, LLC (“TMP LLC”):

TMP LLC is the general partner of (i) Thomas, McNerney & Partners, L.P. (“TMP”), which beneficially owns 1,663,193 shares of Common Stock, and (ii) TMP Associates, L.P. (“TMPA”), which beneficially owns 6,297 shares of Common Stock. As the general partner of TMP and TMPA, TMP LLC may be deemed to have shared voting and dispositive power over the aggregate number of shares owned by TMP and TMPA, and accordingly TMP LLC may be deemed to be the beneficial owner of an aggregate of 1,669,490 shares of Common Stock. TMP LLC disclaims beneficial ownership of the shares of Common Stock owned by TMP and TMPA, except to the extent of its pecuniary interest therein.

James Thomas (“Thomas”) and Peter McNerney (“McNerney”):

Each of Thomas and McNerney are managers of (i) TMP LLC, which is the general partner of each of (1) TMP, which beneficially owns 1,663,193 shares of Common Stock, and (2) TMPA, which beneficially owns 6,297 shares of Common Stock, (ii) Thomas, McNerney & Partners II, LLC (“TMPII LLC”), which is the general partner of (1) Thomas, McNerney & Partners II, L.P. (“TMP II”), which beneficially owns 1,407,316 shares of Common Stock, and (2) TMP Associates II, L.P. (“TMPAII”), which beneficially owns 5,280 shares of Common Stock, (iii) TMP Nominee, LLC (“TMPN”), which beneficially owns 56,094 shares of Common Stock, and (iv) TMP Nominee II, LLC (“TMPNII”), which beneficially owns 14,700 shares of Common Stock. As the general partner of TMP and TMPA, TMP LLC may be deemed to have shared voting and dispositive power over the aggregate number of shares owned by TMP and TMPA, and each of Thomas and McNerney, as managers of TMP LLC, may be deemed to have shared voting and dispositive power over such shares. As the general partner of TMP II and TMPAII, TMPII LLC may be deemed to have shared voting and dispositive power over the aggregate number of shares owned by TMPII and TMPAII, and each of Thomas and McNerney, as managers of TMPII LLC, may be deemed to have shared voting and dispositive power over such shares. As managers of TMPN and TMPNII, each of Thomas and McNerney may be deemed to have shared voting and dispositive power of the aggregate number of shares held by TMPN and TMPNII. Accordingly, each of Thomas and McNerney may be deemed to be the beneficial owner of an aggregate of 3,152,880 shares of Common Stock. Each of Thomas and McNerney disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

	(b)	Please see Item 11 of the Cover Pages to this Schedule 13G.

All percentages relating to beneficial ownership of Common Stock are based on 33,563,802 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on November 23, 2010 in connection with the Issuer’s initial public offering.

CUSIP NO. 98978L105	13G	Page 7 of 8 Pages

(c) See Item (a) above as well as Items 5 through 8 of the Cover Pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2010

THOMAS, MCNERNEY & PARTNERS, LLC a Delaware Limited Liability Company

By:	/s/ JAMES THOMAS
Name:	James Thomas
Title:	Manager

JAMES THOMAS

/s/ JAMES THOMAS
Name:	James Thomas

PETE MCNERNEY

By:	/s/ PETE MCNERNEY
Name:	Pete McNerney